

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 17, 2016

Via E-mail
Mr. Bassam Damaj
President and Chief Executive Officer
Innovus Pharmaceuticals, Inc.
9171 Towne Centre Drive, Suite 440
San Diego, California 92122

Re: Innovus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-52991

Dear Mr. Damaj:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance